HELIO CORPORATION

2448 Sixth Street

Berkeley, CA 94710

(510) 224-4495

January 31, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Kevin Stertzel, Melissa Gilmore, Bradley Ecker, Evan Ewing

Re:	Helio Corp /FL/
Registration Statement on Form S-1
Filed on December 27, 2024
File No. 333-284062

Dear Messrs. Stertzel, Ecker, Ewing and Ms. Gilmore,

We are in receipt of your comment letter dated January 10, 2025 in the above referenced matter. This letter and a publicly filed revised version of the Registration Statement (the “Registration Statement”) are being submitted with the Securities and Exchange Commission (the “Commission”) via EDGAR concurrently. In addition to addressing the comment raised by the staff of the Commission (the “Staff”) in its letter, we have revised the Registration Statement to update other disclosures.

Our response is set forth in ordinary type beneath the corresponding Staff comment, which is set out in bold type.

Registration Statement on Form S-1

Cover Page

1.	We note that you are issuing Representative Warrants to the Representative. Please disclose this on the cover page and state that the warrants and the shares underlying the warrants are also being registered in this registration statement.

RESPONSE:

We respectfully acknowledge the Staff’s comment and have amended the cover page of the prospectus in the Registration Statement to disclose that the offer and sale of the warrants and the shares underlying the warrants are also being registered.

Please direct any questions regarding the Company’s responses or the Registration Statement to James S. Byrd at (407) 312-4405 or jim@byrdlawgroup.com.

HELIO CORPORATION

/s/ Gregory T. Delory
Gregory T. Delory
Chief Executive Officer